Exhibit 3

Tel Aviv | June 27, 2013

Tower Semiconductor
Ramat Gavriel Industrial Zone
Migdal Haemek
ISRAEL

Dear Sir and Madam:

We refer to the prospectus filed by Tower Semiconductor Ltd., a corporation organized under the laws of Israel (the “Company”), with the Israel Securities Authority and the Registration Statement on Form F-3 (File No. 333-187858) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and the Prospectus Supplement dated June 4, 2013 (the "Prospectus Supplement") that forms a part thereof, for the purpose of offer and sale of the following securities in the amounts and in accordance with the terms and conditions set forth in the final prospectus and the final Registration Statement and Prospectus Supplement: (i) transferable rights (“Rights”), each Right to be exercisable to purchase four shares of the Company’s ordinary shares, par value 1.00 NIS (“Ordinary Shares”), six short-term warrants ("Series 8 Warrants") to purchase Ordinary Shares and five warrants ("Series 9 Warrants" and, together with the Series 8 Warrants, the "Warrants") to purchase Ordinary Shares; (ii) Warrants; (iii) Ordinary Shares issuable upon the exercise of the Rights (the “Rights Shares”); and (iv) Ordinary Shares issuable upon the exercise of the Warrants (the “Warrant Shares”). We also refer to the Warrant Agreement dated June 26, 2013, between the Company and American Stock Transfer & Trust Co., LLC, relating to the issuance of the Warrants (the “Warrant Agreement”).

As counsel to the Company in Israel, we have examined such corporate records, documents, agreements and such matters of law, as we have considered necessary or appropriate for the purpose of rendering this opinion.  We have also relied, with the permission of Eilenberg & Krause LLP, upon the legal opinion letter of Eilenberg & Krause LLP to the Company dated June 27, 2013 with respect to certain matters concerning the Rights and the Warrants. Upon the basis of such examination and reliance, we advise you that in our opinion:

1.	The Rights constitute binding obligations of the Company under the laws of the State of Israel.

2.
The Rights Shares, if and when paid for and issued in accordance with the Prospectus and the terms and conditions of the exercise of the Rights, will be duly authorized, legally issued, fully paid and nonassesable.

3.
The Warrants, if and when paid for and issued in accordance with the Prospectus the terms and conditions of the exercise of the Rights and the Warrant Agreement, shall constitute binding obligations of the Company under the laws of the State of Israel.

4.
The Warrant Shares, if and when paid for and issued in accordance with the Prospectus and the terms and conditions of the Warrants and the Warrant Agreement, will be duly authorized, legally issued, fully paid and nonassesable.

We are members of the Israeli bar, and the opinions expressed herein are limited to questions arising under the laws of the State of Israel, and we disclaim any opinion whatsoever with respect to matters governed by the laws of any other jurisdiction.

Eilenberg & Krause LLP may rely upon this opinion for the purpose of rendering their opinion dated June 27, 2013, with respect to certain matters concerning the Rights and the Warrants.

We consent to the reference to this firm under the caption “Legal Matters” in the prospectus and the Registration Statement and Prospectus Supplement that forms a part thereof, and we consent to the filing of this opinion as an exhibit to the prospectus and to the Registration Statement.

Sincerely, /s/ YIGAL ARNON & CO.

1 Azrieli Center, Tel Aviv 67021, Israel | Tel: (+972) 3 608 7777 | Fax: (+972) 3 608 7724
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